Filed pursuant to General Instruction II.K
of Form F-9, File No. 333-174823

Pricing Supplement dated August 8, 2011 to the
Short Form Prospectus dated January 11, 2010 as amended by Amendment No. 1 dated June 29, 2011,
Prospectus Supplement dated July 12, 2011 and Product Prospectus Supplement (Rate Linked Notes, Series A) dated July 12, 2011
The Bank of Nova Scotia
US$15,000,000
Callable Fixed Rate Notes

•	100% principal protection at maturity, subject to the credit risk of the Issuer

•	Semi-annual interest payments

•	Interest rate of 4.00% that is fixed over the term of the Notes

•	Callable by the Issuer on any semi-annual interest payment date after the third anniversary of issuance

•	12-year stated term
General

The Callable Fixed Rate Notes (the “Notes”) offered hereunder are not deposit liabilities or other obligations of The Bank of Nova Scotia insured by the Canada Deposit Insurance Corporation pursuant to the Canadian Deposit Insurance Corporation Act, the United States Federal Deposit Insurance Corporation, or any other governmental agency of Canada, the United States or any other jurisdiction. The Notes include investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.
The Notes will not be listed on any securities exchange or automated quotation system.
Neither the United States Securities and Exchange Commission (“SEC”), the Ontario Securities Commission (“OSC”) nor any provincial or state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense.
Scotia Capital (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use the final pricing supplement to which this preliminary pricing supplement relates in market-making transactions in Notes after their initial sale. Unless we, Scotia Capital (USA) Inc., or another of its affiliates or agents selling such Note to you informs you otherwise in the confirmation of sale, the final pricing supplement to which this pricing supplement relates is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-7 of this pricing supplement and “Supplemental Plan of Distribution” on page PS-27 of the accompanying product supplement.

Investment in the Notes involves certain risks. You should refer to “Additional Risk Factors” beginning on page P-5 of this document and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product supplement and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement.

	Per Note	Total

Price to public	100%	US$	15,000,000
Underwriting commissions[1]	1.60%	US$240,000
Proceeds to Bank of Nova Scotia[2]	98.40%	US$	14,760,000
The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date. See “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.”
If the Notes are priced on the date of this pricing supplement, the price of the Notes would also include a mark-to-market gain to the Bank of approximately $2.00 per $1,000 in principal amount of the Notes. Actual profits or losses actually realized over the life of the Notes as a result of variations in the value of the derivative positions embedded in the Notes and the Bank’s hedging program may vary from this anticipated amount.
We will deliver the Notes in book-entry form through the facilities of The Depositary Trust Company (“DTC”) on or about August 11, 2011 against payment in immediately available funds.
Scotia Capital (USA) Inc.

[1] Scotia Capital (USA) Inc. or one of our affiliates may pay varying discounts and commissions of 1.60% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-7 of this pricing supplement.

[2] Excludes profits from hedging. See second paragraph below this table. For additional considerations relating to hedging activities see “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” on page P-6 below.

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement and the product supplement.
Summary

Issuer:	The Bank of Nova Scotia

Agent:	Scotia Capital (USA) Inc., an affiliate of the Bank

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Currency:	U.S. Dollars

Trade Date:	August 8, 2011

Pricing Date:	August 8, 2011

Original Issue Date:	August 11, 2011

Maturity Date:	August 11, 2023

Business Day:	Any day which is neither a legal holiday nor on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York and Toronto

Interest:
With respect to each Interest Payment Date, for each $1,000 principal amount of Notes, the interest will be calculated as $1,000 × 1/2 × Annual Interest Rate

This is because interest is paid semi-annually and is calculated on a 30/360 unadjusted basis. “30/360” means that interest is calculated on the basis of twelve 30-day months and “unadjusted” means that the actual date of interest payment may be delayed due to the scheduled interest payment falling on a Saturday, Sunday or other non Business Day. As a result, each interest payment period will consist of 180 days (six 30-day months) and interest will accrue based on 180 days of a 360-day year, or 1/2. See “Payment at Maturity” and “Interest” on page P-5 of this pricing supplement

Annual Interest Rate:	4.00% per annum

Interest Payment Dates:	The 11th calendar day of each February and August commencing on February 11, 2012. (Actual payment will be made on Monday, February 13, 2012. See “Payment Dates” below)

Payment Dates:
If a stated Interest Payment Date, the stated Maturity Date or an Interest Payment Date is not a Business Day then actual payment of Interest or principal will be the next Business Day, but will be treated as if it were made on the stated Interest Payment Date for purposes of calculations under the Note

Optional Redemption:	The Notes can be redeemed in whole, but not in part, at our option on any stated Interest Payment Date falling on or after the First Call Date

First Call Date:	August 11, 2014

Call Provision:	The Notes are redeemable at our option, in whole, but not in part, on each stated Interest Payment Date, from and including the First Call Date, upon notice by us to DTC on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Interest applicable to such Interest Payment Date. If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any Interest payment in respect of Interest Payment Dates occurring on or before the Call Payment Date. In this case, you will lose the opportunity to continue to be paid Interest in respect of Interest Payment Dates ending after the Call Payment Date

Call Notice Date:	10 Business Days prior to the corresponding Interest Payment Date

Call Payment Date:	The Interest Payment Date, if any, for which we have given notice of redemption of the Notes, on or before the corresponding Call Notice Date

Tax Redemption
The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

     • as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after August 8, 2011 (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or

     • on or after August 8, 2011 (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

CUSIP/ISIN:	CUSIP 064159 AG1/ISIN US064159AG15

Form of Notes:	Book-entry

Type of Note:	Redeemable Fixed Rate Note

Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank

Listing:	The Notes will not be listed on any securities exchange or quotations system

Use of Proceeds:	General corporate purposes

Clearance and Settlement:	DTC

Terms Incorporated:
All of the terms appearing above the item captioned “Listing” on page P-4 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” beginning on page PS-9 in the accompanying product supplement, as modified by this pricing supplement

ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 11, 2010, as amended by Amendment No. 1, dated as of June 29, 2011, as supplemented by the prospectus supplement dated July 12, 2011 and the product supplement (Rate Linked Notes, Series A) dated July 12, 2011, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product supplement. In the event of any conflict, this pricing supplement will control. The Notes may vary from the terms described in the accompanying product supplement in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the product supplement dated July 12, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 11, 2010, as amended by Amendment No. 1 dated June 29, 2011:
http://sec.gov/Archives/edgar/data/9631/000095012311062824/o71994fv9za.htm

Prospectus Supplement dated July 12, 2011:
http://sec.gov/Archives/edgar/data/9631/000095012311065226/o71192e2suppl.htm
Product Supplement (Rate Linked Notes, Series A) dated July 12, 2011:
http://sec.gov/Archives/edgar/data/9631/000095012311065228/o71192d2suppl.htm
The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product supplement if you so request by calling 1-416-866-3672.
PAYMENT AT MATURITY
If the Notes have not been called by us, as described under the heading “Summary” above, we will pay you the principal amount of your Notes on the Maturity Date, plus the final Interest payment, if any.
INTEREST
On each Interest Payment Date, for each $1,000 Principal Amount of Notes, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Interest Rate multiplied by (c) 1/2. Each expected Interest Payment Date will be the 11th calendar day of each February and August, commencing on February 11, 2012 and ending on August 11, 2023 (which is also the expected Maturity Date). If any Interest Payment Date falls on a day that is not a Business Day (including any Interest Payment Date that is also the Maturity Date or the Call Payment Date), such Interest Payment Date will be the next Business Day. Thus the first actual Interest Payment Date will be Monday, February 13, 2012.
ADDITIONAL RISK FACTORS
In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product supplement and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product supplement.
Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.
The Notes are senior unsecured debt obligations of the Issuer, The Bank of Nova Scotia, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the principal amount at maturity or on the Call Payment Date, as applicable, depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the Notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.
Your Investment is Subject to a Reinvestment Risk in the Event We Elect to Call the Notes.
We have the ability to call the Notes prior to the Maturity Date. In the event we decide to exercise the Call Provision, the amount of Interest payable would be less than the amount of interest payable if you held the Notes until the Maturity Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision. We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater Interest payments on the Notes than on instruments of comparable maturity, terms and credit worthiness then trading in the market.
The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.
The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the call feature of the Notes. Additionally, the interest rates of the Notes reflect not only our credit spread generally but also the call feature of the Notes and thus may not reflect the rate at which a note without a call feature might be issued and sold.
Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.
The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.
Your Investment is Subject to Liquidity Risk.
The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. Scotia Capital (USA) Inc. may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. is willing to purchase the notes from you. If at any time Scotia Capital (USA) Inc. were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.
ILLUSTRATIVE EXAMPLES
The following shows the semi-annual interest payment on each Interest Payment Date based on a hypothetical $1,000 investment in the Notes and assumes the Call Provision has not been exercised by us prior to maturity. If a stated Interest Payment Date is not a Business Day, then actual payment of Interest will be the next Business Day.

Interest Payment Date		Interest
(expected)	Interest Rate	Payment
February 11, 2012	4.00%	$20.00
August 11, 2012	4.00%	$20.00
February 11, 2013	4.00%	$20.00

Interest Payment Date		Interest
(expected)	Interest Rate	Payment
August 11, 2013	4.00%	$20.00
February 11, 2014	4.00%	$20.00
August 11, 2014	4.00%	$20.00
February 11, 2015	4.00%	$20.00
August 11, 2015	4.00%	$20.00
February 11, 2016	4.00%	$20.00
August 11, 2016	4.00%	$20.00
February 11, 2017	4.00%	$20.00
August 11, 2017	4.00%	$20.00
February 11, 2018	4.00%	$20.00
August 11, 2018	4.00%	$20.00
February 11, 2019	4.00%	$20.00
August 11, 2019	4.00%	$20.00
February 11, 2020	4.00%	$20.00
August 11, 2020	4.00%	$20.00
February 11, 2021	4.00%	$20.00
August 11, 2021	4.00%	$20.00
February 11, 2022	4.00%	$20.00
August 11, 2022	4.00%	$20.00
February 11, 2023	4.00%	$20.00
August 11, 2023	4.00%	$20.00
EVENTS OF DEFAULT AND ACCELERATION
If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) your principal amount and (ii) any accrued but unpaid Interest payable based upon the Annual Interest Rate calculated on the basis of a 360-day year consisting of twelve 30-day months.
If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of the Debt Securities — Events of Default” beginning on Page I-15 of the accompanying prospectus.
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Pursuant to the terms of a distribution agreement, Scotia Capital (USA) Inc., an affiliate of The Bank of Nova Scotia, will purchase the Notes from The Bank of Nova Scotia for distribution to other registered broker dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 1.60%, or $16.00 per $1,000 principal amount of Notes.
In addition, Scotia Capital (USA) Inc. or another of its affiliates or agents may use the product supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While Scotia Capital (USA) Inc. may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See “Supplemental Plan of Distribution” on page S-34 in the accompanying prospectus supplement and “Supplemental Plan of Distribution” on page PS-27 in the accompanying product supplement.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES
This pricing supplement should be treated as incorporating the discussion under “Certain Canadian Income Tax Considerations” on page S-22 of the accompanying prospectus supplement.”
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
You should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product supplement and the discussion set forth in “Certain United States Income Tax Considerations” of the accompanying prospectus supplement. In particular, U.S. holders (as defined in the product supplement) should review the discussion under “—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes” and “—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments” under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders—Where the term of your notes exceeds one year” in the product supplement. U.S. holders should also review the discussion under “—Medicare Tax”, “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Information Reporting and Backup Withholding” under “Certain Income Tax Consequences—Certain United States Income Tax Considerations” in the prospectus supplement. Non-U.S. holders (as defined in the product supplement) should review in particular the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product supplement.
We intend to treat all of the stated interest on the Notes as qualified stated interest for purposes of applying the original issue discount rules.
Prospective purchasers of the Notes should consult their tax advisors as to the federal, state, local and other tax consequences to them of acquiring, holding and disposing of Notes and receiving payments under the Notes.